Exhibit 99.2

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 15, 2014) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2014 Annual and Special Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual and Special Meeting on Thursday, May 15, 2014 are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	68,358,398	96.94%	2,158,466	3.06%
John A. Brussa	51,934,933	73.65%	18,581,931	26.35%
Raymond T. Chan	67,755,565	96.08%	2,761,299	3.92%
Edward Chwyl	70,233,176	99.60%	283,688	0.40%
Naveen Dargan	70,222,404	99.58%	294,460	0.42%
R.E.T. (Rusty) Goepel	70,328,299	99.73%	188,565	0.27%
Gregory K. Melchin	70,342,600	99.75%	174,264	0.25%
Mary Ellen Peters	70,285,392	99.67%	231,472	0.33%
Dale O. Shwed	66,834,297	94.78%	3,682,567	5.22%

For complete voting results, please see our Report of Voting Results which will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com